Optionable, Inc.
465 Colombus Avenue, Suite 280
Valhalla, NY,10595

Ms. Linda VanDoorn

Senior Assistant Chief Accountant

United States Securities and Exchange Commission Washington, D.C. 20549

Re:	Form 10-K for Fiscal Year Ended December 31, 2007 Forms 1O-Q for Fiscal Quarters Ended March 31, 2008 File No. 000-51837.

Dear Ms. Linda VanDoorn:

     We have set forth below the comments issued by the staff of the Securities and Exchange Commission (the “Staff”) by letter dated June 5, 2008, relating to Form 10-K for fiscal year ended December 31, 2007 and Form 10-Q for the fiscal quarter ended March 31, 2008 of Optionable, Inc. (the “Company”). Each comment is followed by the Company’s response.

                Form 10-K

        Item 7— Management’s Discussion and Analysis or Plan of Operation

        Selling, general, and administrative expenses, page 25

1.

Refer to the third bullet point on page 25. We note that you recorded a one- time provision in June 2007 of approximately $640,000 to write-off the estimated incentive receivable from NYMEX. We note that the exchange has paid the company timely on incentives earned from 2004 through May 2007. Given that NYMEX has shown a pattern of paying the incentives on a timely basis, clarify why the receivables related to these incentives were determined to be uncollectible.

Response: There were numerous indications that the incentive receivable from
NYMEX was determined uncollectible at the time we filed the June 2007 quarterly report.

The relationship between the Company and NYMEX deteriorated during the month of May 2007.

On May 14, 2007, Benjamin Chesir (a Vice-President for NYMEX) resigned as a director of the Company. NYMEX, at the time, did not elaborate as to whether it would seek to refill the vacancy created by Mr. Chesir’s resignation. This was reiterated by NYMEX in its Schedule 13 D filed on July 6, 2007- please see excerpts below in response 2.

                    NYMEX stated in the same filing that it was pursuing certain available legal remedies.

                   The Company expected to receive the incentive payment from NYMEX the first week of August 2007, based on prior payment schedule history and it did not receive it at the time, which was prior to the publication of the June 30, 2007 financial statements.

                   Based on the above information, the Company believed that the probability that it would recover the incentive receivable, after collection costs, would be more remote than possible and judged more prudent to provide an allowance for such receivable.

                   Please also note that the Company has not yet received the aforementioned incentive receivable payment from NYMEX, despite its efforts to collect such payment since August 2007.

                    Financial Statements and Notes

                    Note 5 — Agreement with NYMEX Holding, Inc., page F-20

         2.       The company has indicated that it learned from a Schedule 13D filed by the
                   Investor on July 6, 2007 that the Investor was then re-considering its potential joint marketing and technology initiatives with the company. We have not located the disclosure the company has referred to. Please clarify the source of the communication indicating that the Investor did not plan to provide the non-cash consideration under the Stock and Warrant Purchase
                   Agreement and the reasons for that decision.

                   Response: The source of the communication indicating that the Investor did not plan to provide the non-cash consideration under the Stock and Warrant
                   Purchase Agreement and the reason for that decision are enumerated in the
                   Schedule 13D dated April 10, 2007 and filed on July 6, 2007, Item 4, Purpose of Transaction, second and third paragraph, which read as follows:

“NYMEX completed its acquisition on April 10, 2007. On April 27, 2007, a major customer of the Issuer reported significant trading losses and on May 8,
2007, announced its decision to suspend its trading relationship with the
Issuer. On May 1, 2007, the Chairman of the Issuer stepped down, and the
Chief Executive Officer of the Issuer resigned on May 10, 2007. NYMEX is now re-considering its potential joint marketing and technology initiatives with the Issuer as well as its plan to hold the Common Stock and the Warrant solely for investment purposes. At this time, NYMEX has no specific plan or proposal under consideration, but it may consider, among its alternatives, pursuing available legal remedies or disposing of a portion or all of the Common Stock and/or the Warrant of the Issuer.”

“On May 14, 2007, Benjamin Chesir (a Vice-President for NYMEX) resigned as a director of Issuer. NYMEX has no current plans to seek to fill the vacancy created by Mr. Chesir’s resignation.”

Please also note that the Company has not yet received any consideration for the issuance of the warrants and NYMEX has not seek to fill the vacancy created by Mr. Chesir’s resignation.

3.	We understand from your disclosure that on April 10, 2007, the Investor purchased l0,758,886 shares of the company’s common stock at $2.69 per share for a cash payment to the Founding Stockholders of $28.9 million, in addition, the Company issues to the Investor a warrant in return for the non-
cash consideration described which included a joint marketing and technology initiatives agreement. Please address the following:

•

Since cash transaction with third parties are considered to be the best evidence of fair value, clarify why the company ascribed a fair value to the common stock sold by the Founding Stockho1ders of $78,432,279 or $7.29 per share.

                    Response: FAS 123R provides the following information for fair value: the amount at which an asset (or liability) could be bought ( or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale. FAS 157, which was published in September
                    2006, provides a clearer guidance in determining a fair value hierarchy into three broad level, giving the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. FAS 157 paragraph 24 provides that “An active market for the asset or liability is a market in which transactions for the asset or liability occur with such frequency and volume to provide pricing information on an ongoing basis. A quoted price in active market provides the most reliable evidence fair value and shall be used to measure fair value whenever available, except as discussed in Paragraph 25 and 26.” Paragraph 25 provides an exception for a quoted price in an active market which might be available but not readily accessible for each of those assets or liabilities individually. Paragraph 26 refers to instances in which a quoted price in an active market might not represent fair value at the measurement dates (e.g., principal-to-principal transactions, brokered trades, or announcements). Finally, paragraph 27 clarifies that the quoted price shall not be adjusted because of the size of the position relative to trading volume
                    (blockage factor). The blockage factor is prohibited even if a market’s normal daily trading volume is not sufficient to absorb the quantity held and placing orders to sell the position in a single transaction might affect the quoted price.

We respectfully submit that the fair value attributed to the share-based payment related to the common stock sold by the Founding Stockholders (“Purchased Shares”) amounted to
                  $49,490,876- and not $78,432,279- and represents the difference between the market value of the Purchased Shares ($7.29 per share) at the date of the Stock and Warrant Purchase
                  Agreement, as quoted on the Over-the-Counter Bulletin Board, and the disposition proceeds of the Purchased Shares ($2.69 per share).

                  We do not believe that the price per share paid by NYMEX represent fair value for the following reasons:

Between January 1, 2007 and April 10, 2007- a little bit less than a 4 ½ month period, the volume of shares and equivalent in dollars of the Company traded on the OTCBB amounted to 84.6 million shares and $ 542.8 million, or the average daily equivalent of
                 1.26 million shares and $8.1 million. Note that the only consideration exchanged between third parties on the OTCBB consist solely of cash for shares of the common stock of the Company. We believe that the OTCBB meets the definition of an active market as it relates to the Company’s price per share

                 The quoted price of the Company’s price per share on the OTCBB is available and readily accessible.

          While the date of the transaction between NYMEX and the Founding Stockholders and the measurement date was the same, the significant terms of this transaction was actually announced in January. We believe that the announcement of this transaction in January could not be construed as an instance referred to in Paragraph 26. Additionally there were no other significant announcements shortly before April 10, 2007 which could have been raised for consideration under Paragraph 26.

          Unlike the stock transactions on the OTCBB, the transaction between NYMEX, the
          Founding stockholders and the Company included a number of considerations (such as the joint marketing and technology initiatives, the increased rate the Company would receive pursuant to incentive payment arrangements, the warrants issued to NYMEX, etc., which were not dissociated to the price per share paid by NYMEX.

                    Additionally, the price per share paid by NYMEX was intensely negotiated between the Founding stockholders and NYMEX and the Founding Stockholders agreed to sell their shares to NYMEX at a discount from the then market conditions to induce NYMEX to enter into the multiparty agreement.

                    Accordingly, we believe that the price per share as quoted on the OTCBB ($7.29) on the effective date of the agreement represented the best evidence of fair value.

•

As your disclosure suggests, if the non-cash consideration was associated with the warrant issued by the company and not with the shares sold by the Founding Stockholders for cash, clarify why the company attributed the fair value of the common shares as well as the warrant as consideration receivable from the Investor.

                    The second paragraph of footnote 5 explains the legal terms of the Stock and Warrant Purchase
                    Agreement. However, the Stock and Warrant Purchase Agreement consists of a multi-party agreement of which the substance over the form is that none of the consideration negotiated were dissociated from the other and the consideration the Company is to receive from NYMEX would be received only if the Company issued the warrants to NYMEX as well as the Founding
                    Stockholders selling the 10,758,886 shares of the Company’s common stock to NYMEX From an accounting standpoint, we could not assume that these were two separate transactions, particularly in light of the fact that they are part of the same agreement. Furthermore, even if they were part of two separate agreements, the substance over the form would indicate that the two transactions should be treated as one for accounting purposes. Accordingly,, we had to determine whether any of these share-based transactions had any impact on our analysis of the value of the consideration receivable from NYMEX.

                    As for the shares sold by the Founding Stockholders to NYMEX, The Company relied on FAS
                    123 R paragraph 1, which provides that Share-based payments provided to an employee(NYMEX) of the reporting entity by a related party or other holder of an economic interest in the entity(Founding Stockholders) as compensation for services( e.g., .technology and marketing services) provided to the entity are share-based payments transactions to be accounted for under this statement unless the transfer is clearly for a purpose other than compensation for services to the reporting entity ( Note that paragraph 1 of FAS 123 R indicates that FAS 123R uses the terms compensation and payment in their broadest senses to refer to the consideration paid for goods and services, regardless of whether the supplier is an
                    employee).While NYMEX is not technically an employee of the Company, the Stock and Warrant
                    Purchase Agreement provided that NYMEX would supply the Company with certain goods and services. Additionally, to avoid any doubt, we disclosed in Note 2- Summary of Significant
                    Accounting Policies- Share based payment, 2nd paragraph, in our December 31, 2007 financial statements that “The Company accounts for share-based payments awarded to the Investor pursuant to FAS No. 123R and Emerging Issue Task Force Release No.96-18, "Accounting for
                    Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction
                    with Selling, Goods or Services". Share-based payments awarded to NYMEX Holdings, Inc. (the
                    "Investor"), including those awarded by another holder of an economic interest in the Company as compensation for services to the Company, are share-based payments transactions.”

•

If the non-cash consideration represented consideration for both the warrant as well as the common shares issued by the Founding Stockholders, clarify whether a rescission of the stock issuance is contemplated by the Founding Stockholders in addition to the company’s reconsideration of its obligations under the warrant.

                    Response: The Company is not aware of any determination by the Founding Stockholders to seek a rescission of their stock sale to NYMEX. Further the Company is not involved in any such negotiations at this point. However, to our knowledge, none has yet occurred.

•	Clarify the basis for the company using a market value of $7.29 per share in its use of the Black Scholes Model for determining the value of the warrant issues to the Investor.

                    The market value of $7.29 per share consists of the closing price, as quoted on the OTCBB, on
                    April 10, 2007, which is the effective date of the Stock and Warrant Purchase Agreement, pursuant to which the warrants were issued to the Investor. As previously discussed, we believe that the price per share as quoted on the OTCBB represented the best evidence of fair value of the stock underlying such warrants.

Note 6-Intangible Asset, page F-23

4.

We note that during March 2007 the company acquired a client list from HQ Trading valued at $1,136,000 and effective May 2007, following entering into a separation agreement with the former owners of HQTrading, the company determined the client list was impaired. Explain to us the circumstances that led to your conclusion that the company will derive no benefit from this client list in the foreseeable future. Your response should address why the customer list was not saleable to another party.

                    Response: The client list consists of less than 100 names and certain contact information of traders, primarily engaged in crude oil derivatives. The acquisition took place in late March
                    2007and the former owners of HQ Trading left the Company on May 18, 2007. The Company believes that information from a customer list- if held for use- and the related relationship have to be properly developed, nurtured, and maintained. Also, intangibles derived from a client list have a finite period, usually relatively short because it is based on the nature and intricacies of such relationships. The client list was initially acquired to be held for use, not for resale or leased. During this short period of time, less than two months, the Company did not have sufficient time to integrate these customers and transition them to other members of the
                    Company’s brokerage team. Additionally, the Company was starting to lose some of its own existing brokers in May 2007, including its CEO. Furthermore, the most significant clients on this list were reluctant to use the services of the Company and suspended their relationship with the Company because of the events discussed in Note 1 of the December 31, 2007 financial statements, Recent development, 1st paragraph which is as follows:” Several recent developments, such as a statement made by the Company's most significant customer, such customer's suspension of its business relationship with the Company, the matters discussed in
                    Note 10, together with the combined succession of events since then…”. Also, note that prior to
                    May 2007, the Company never received an authorization from such clients that it could sale or lease their information. We believe that even today it would be difficult to obtain such authorization and we would not lease or sell their contact information without obtaining their prior authorization. While we understand that generally, there is value for client lists which can be sold or leased, we did not believe that we were in a position to monetize on this list at that point. Please note that we have not had revenues from such customers since May 2007.

Company Statement The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We trust that the foregoing appropriately addresses the issues raised by your recent comment letter. If you have any questions, please call Marc-Andre Boisseau at 561.495.5250.

Sincerely,

/s/ Edward O'Connor
Edward O’Connor
President
Optionable, Inc.